As filed with the Securities and Exchange Commission on November 8, 2021

Registration No. 333-255557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

Form S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Brookfield Real Estate Income Trust Inc.

(Exact Name of Registrant as Specified in Governing Instruments)

250 Vesey Street, 15th Floor

New York, NY 10281

(212) 417-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Brookfield REIT Adviser LLC

250 Vesey Street, 15th Floor

New York, NY 10281

(212) 417-7000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

Rosemarie A. Thurston

Jason W. Goode

Alston & Bird LLP

1201 W. Peachtree Street NW

Atlanta, GA 30309

(404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒   Registration No. 333-255557

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (No. 333-255557) is filed pursuant to Rule 462(d) promulgated under the Securities Act of 1933, as amended, solely to add exhibits not previously filed with respect to such Registration Statement.

PART II

Information Not Required in the Prospectus

Item 36. Financial Statements and Exhibits.

2. Exhibits.

The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

1.1	Dealer Manager Agreement, dated November 2, 2021, by and between Brookfield Real Estate Income Trust Inc. and Brookfield Oaktree Wealth Solutions LLC (filed as Exhibit 1.1 to the Registrant’s Current Report on Form 8-K on November 8, 2021 and incorporated herein by reference)

3.1	Second Articles of Amendment of Brookfield Real Estate Income Trust Inc. (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K on November 8, 2021 and incorporated herein by reference)

3.2	Articles Supplementary of Brookfield Real Estate Income Trust Inc. (filed as Exhibit 3.2 to the Registrant’s Current Report on Form 8-K on November 8, 2021 and incorporated herein by reference)

3.3	Certificate of Correction to Brookfield Real Estate Income Trust Inc.’s Articles Supplementary (filed as Exhibit 3.3 to the Registrant’s Current Report on Form 8-K on November 8, 2021 and incorporated herein by reference)

4.1	Share Repurchase Plan (filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K on November 8, 2021 and incorporated herein by reference)

10.1	Advisory Agreement, dated November 2, 2021, by and among Brookfield Real Estate Income Trust Inc., Brookfield REIT Operating Partnership L.P. and Brookfield REIT Adviser LLC (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K on November 8, 2021 and incorporated herein by reference)

10.2	Amended and Restated Limited Partnership Agreement of Brookfield REIT Operating Partnership L.P. (filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K on November 8, 2021 and incorporated herein by reference)

10.3	Option Investments Sub-Advisory Agreement, dated November 2, 2021, by and among Brookfield Real Estate Income Trust Inc., Brookfield REIT Operating Partnership L.P., Brookfield REIT Adviser LLC and Oaktree Fund Advisors, LLC. (filed as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K on November 8, 2021 and incorporated herein by reference)

10.4	Option Investments Purchase Agreement, dated November 2, 2021, by and among Brookfield Real Estate Income Trust Inc., Brookfield REIT Operating Partnership L.P., Brookfield REIT Adviser LLC, and Oaktree Fund Advisors, LLC (filed as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K on November 8, 2021 and incorporated herein by reference)

10.5	Trademark License Agreement, dated November 2, 2021, by and between Brookfield Office Properties Inc. and Brookfield Real Estate Income Trust Inc. (filed as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K on November 8, 2021 and incorporated herein by reference)

10.6	Uncommitted Unsecured Line of Credit, dated November 2, 2021, by and between Brookfield US Holdings Inc. and Brookfield REIT Operating Partnership L.P. (filed as Exhibit 10.6 to the Registrant’s Current Report on Form 8-K on November 8, 2021 and incorporated herein by reference)

10.7

Contribution Agreement, dated November  2, 2021, by and among BUSI II-C L.P., Brookfield REIT Operating Partnership L.P. and Brookfield Real Estate Income Trust Inc. (filed as Exhibit 10.7 to the Registrant’s Current Report on Form 8-K on November 8, 2021 and incorporated herein by reference)

10.8

Contribution Agreement, dated November  2, 2021, by and among BOP Nest Domain JV LLC, BOP Nest Domain LLC, BOP Nest Nashville JV LLC, BOP Nest Nashville LLC and Brookfield REIT Operating Partnership L.P. (filed as Exhibit 10.8 to the Registrant’s Current Report on Form 8-K on November 8, 2021 and incorporated herein by reference)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 8th day of November, 2021.

Brookfield Real Estate Income Trust Inc.

By:	/s/ Zachary B. Vaughan
Zachary B. Vaughan
Chief Executive Officer

Power of Attorney

We, the undersigned officers and directors of Brookfield Real Estate Income Trust Inc., hereby severally constitute Zachary B. Vaughan, Manish H. Desai, Dana E. Petitto, and Michelle L. Campbell and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, including any Registration Statement filed pursuant to Rule 462(b), and generally to do all such things in our names and in our capacities as officers and directors to enable Brookfield Real Estate Income Trust Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Commission, hereby ratifying and confirming our signature as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the 8th day of November, 2021.

Signature	Title

/s/ Zachary B. Vaughan Zachary B. Vaughan	Zachary V. Vaughan Chief Executive Officer and Director (Principal Executive Officer)

/s/ Dana E. Petitto Dana E. Petitto	Dana E. Petitto Chief Financial Officer (Principal Financial Officer)

/s/ Theodore C. Hanno Theodore C. Hanno	Theodore C. Hanno Chief Accounting Officer (Principal Accounting Officer)

/s/ Brian W. Kingston Brian W. Kingston	Brian W. Kingston Chairman of the Board

/s/ Lori-Ann Beausoleil Lori-Ann Beausoleil	Lori-Ann Beausoleil Director

/s/ Richard W. Eaddy Richard W. Eaddy	Richard W. Eaddy Director

/s/ Thomas F. Farley Thomas F. Farley	Thomas F. Farley Director

/s/ Lis S. Wigmore Lis S. Wigmore	Lis S. Wigmore Director